Room 4561
August 11, 2005

Mr. Nick Heyes
Chief Financial Officer and Secretary
Inforte Corp.
150 North Michigan Avenue Suite 3400
Chicago, IL 60601

      Re:	Inforte Corp.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		Form 8-K Filed April 22, 2005
		Form 8-K Filed July 28, 2005
      File No. 0-29239

Dear Mr. Heyes,

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Item 6. Selected Financial Data, page 13

1. We note that you exclude revenue and costs related to expense reimbursements in your Selected Financial Data and MD&A disclosures.
Please explain to us how this presentation complies with Instruction
2 to Item 301 and Item 303(A)(3) of Regulation S-K. We note that paragraphs 7 and 8 of EITF 01-14 clearly indicate that reimbursements should be considered revenue and it is unclear to us why you exclude revenues that are realized from your arrangements based on the fact that you price your contracts using expense reimbursement provisions.
2. We note that your narrative disclosures for 2004 present management and administrative expenses, operating income and net income excluding the "non-recurring" charge related to contractual rental commitments for office space being vacated. Please explain to us how you have complied with Item 10(e)(1)(ii)(B) of Regulation S-K.
In this regard, we note that your disclosures on page 23 indicate that restructuring activities occurred in 2002.

Liquidity and Capital Resources, page 20

3. We note that you disclose "cash and marketable securities per basic common share" within your liquidity discussion. It is unclear to us how this information is relevant or useful to your
investors.
Please explain to us how a common shareholder can interpret this measure without adjustment or additional analysis and provide us with your basis for providing these disclosures.  Refer to Section
202.04
of the Codification of Financial Reporting Policies (ASRs and
FRRs)
for further guidance.

4. Your discussion of operating cash flows does not appear to adequately address the changes in your operating assets and liabilities. In 2004, it appears that changes in these items significantly affected your operating cash flows. Please explain to us why you do not provide explanations for the underlying reasons for changes in these items to allow readers to assess the quality of your cash flows. Refer to Item 303(A) of Regulation S-K and Section IV of
SEC Release 33-8350 for further guidance.

Consolidated Financial Statements

Consolidated Statements of Operations, page 28

5. Please explain to us how you have complied with Rule 5-03(2)(d) that requires you to separately present "cost of services." In addition, explain to us how you have complied with Item 302(a)(1) that requires you to present "gross profit" within your selected quarterly financial data.

Note 2. Significant Accounting Policies

Revenue Recognition, page 32
6. Please explain to us how you recognize revenues related to your reimbursable expenses. In addition, explain why your current revenue recognition policy does not specifically address these revenues.



Form 8-K Filed April 22, 2005

7. We note that you refer to your non-GAAP earnings measures as "pro forma." Please explain to us how you considered the information in footnote 12 to SEC Release 33-8176 regarding the difference between
"pro forma" and "non-GAAP" financial information.

8. We were unable to locate any disclosure, with equal or greater prominence, of the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles relating to your "pro forma diluted earnings per share" or "pro forma net income." Please explain to us how you complied with Item 10(e)(1)(i)(A) of Regulation S-K.

9. Please explain to us how you complied with Item 10(e)(1)(i)(B) of
Regulation S-K in presenting the non-GAAP "expenses as a percentage of net revenue," "margins" and "year-over-year change" in your Non-
GAAP Supplemental Information.

10. We note that you disclose "cash and marketable securities per common share." Please explain to us how you considered the guidance in Question 11 of the Frequently Asked Questions Regarding the Use of
Non-GAAP Financial Measures.

Form 8-K Filed July 28, 2005

11. We note that you present a measure described as "free cash flow" in your earnings release. Please explain to us how you considered the guidance in Question 13 of Frequently Asked Questions
Regarding
the Use of Non-GAAP Financial Measures.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.






	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and



* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Mark Kronforst at (202) 551-3451 or me at
(202)
551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Nick Heyes
Inforte Corp.
August 11, 2005
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